As filed with the Securities and Exchange Commission on December 2, 2008.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-7
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WESTERN FOREST PRODUCTS INC.
(Exact name of registrant as specified in its charter)

Canada	2421	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Western Forest Products Inc.
435 Trunk Road
3rd Floor
Duncan, British Columbia, V9L 2P9
Canada
(250) 748-3711
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 590-9330
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price (1)	Fee (2)
Common Shares	—	$—	U.S. $4,927,829	U.S. $193.66

(1)	Based on the exchange rate of U.S. $1.00 to Cdn. $1.2370, the noon buying rate as reported by the Federal Reserve Bank of New York on December 1, 2008 for all transfers in foreign currencies as certified for customs purposes.

(2)	Calculation of Fee is in accordance with General Instruction II.F of Form F-7.
If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I
ITEM 1. HOME JURISDICTION DOCUMENT
ITEM 2. INFORMATION LEGENDS
ITEM 3. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
ITEM 4. LIST OF DOCUMENTS FILED WITH THE COMMISSION
PART II
PART III
SIGNATURES
EXHIBIT INDEX
EX-23.1
EX-23.2
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
ITEM 1. HOME JURISDICTION DOCUMENT.
     Rights Offering Prospectus.
ITEM 2. INFORMATION LEGENDS.
     See the outside front cover page of the Rights Offering Prospectus.
ITEM 3. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.
     Not applicable.
ITEM 4. LIST OF DOCUMENTS FILED WITH THE COMMISSION.
     The documents filed with the U.S. Securities and Exchange Commission as part of the Registration Statement are listed in the Rights Offering Prospectus under the caption “Documents Filed as Part of the Registration Statement.”

I-1

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in certain of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.
This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this preliminary short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western Forest Products Inc., at 3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9, Telephone 250-748-3711, and are also available electronically at www.sedar.com.
Preliminary Short Form Prospectus

Rights Offering	December 2, 2008
WESTERN FOREST PRODUCTS INC.
$50,000,000
■ Rights to Subscribe for Common Shares
at a Price of $■ per Common Share
          Western Forest Products Inc.’s (“Western”) head office is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9 and its registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia V6E 3G2. We are issuing to registered holders (“Holders”) of our outstanding common shares (“Common Shares”) and non-voting shares (“Non-Voting Shares,” and, together with the Common Shares, “Shares”) as at the close of business (Toronto time) on December ■, 2008 (the “Record Date”) rights (“Rights”) to subscribe for Common Shares (the “Rights Offering”). A Holder is entitled to be issued one Right for each Share held. Except as described below, only a Holder (“Eligible Holder”) of Shares at the close of business on the Record Date with an address of record in British Columbia, Alberta, Saskatchewan, Manitoba or Ontario or the States of Alabama, Alaska, Colorado, Connecticut, Delaware, Florida, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia or Wyoming or the District of Columbia (collectively, the “Eligible Jurisdictions”) is entitled to receive a certificate representing such Rights (“Rights Certificates”). For every ■ Rights held, the holder thereof will be entitled to subscribe for ■ Common Shares (the “Basic Subscription Right”) at a price of $■ each (the “Subscription Price”) on or before 4:00 p.m. (Toronto time) (the “Expiry Time”) on January ■, 2009, (the “Expiry Date”). If upon the exercise of Rights a holder or group of holders would beneficially own, or exercise control or direction over, 50% or more of our Common Shares, we may, at our option, permit the exercise of only that portion of the Rights owned by such holder(s) that would result in the holder(s) beneficially owning, or exercising control or direction over, not more than 49% of our Common Shares then outstanding (the “Exchange Limitation”). For that number of Common Shares that would otherwise have been issued on an exercise of Rights but for the application of the Exchange Limitation, we will deliver Non-Voting Shares to the holder in lieu of an equivalent number of such Common Shares as described under “Details of the Rights Offering — Non-Voting Shares”. Holders of Rights who exercise their Rights in full are entitled to subscribe for additional Common Shares, if any, offered under the Rights Offering and not otherwise subscribed for by the Expiry Time on the Expiry Date. See “Details of the Rights Offering — Additional Subscription Privilege”.

This short form prospectus (the “Prospectus”) qualifies the distribution of the Rights as well as the Common Shares issuable upon the exercise of the Rights. The Rights are transferable (subject to certain restrictions for holders in the United States) and divisible.

Subscription Price: $■ per Common Share

	Subscription		Proceeds to
	Price		Western(1)
Per Common Share	$	■	$	■
Total(2)	$	■	$	■

(1)	Before deducting expenses relating to the Rights Offering, estimated at $■, which are payable by Western.

(2)	After giving effect to the Standby Commitment. See “Details of the Rights Offering — Standby Commitment”.
          The Common Shares are listed on the TSX under the symbol “WEF”. The closing price for the Common Shares on the TSX on December ■, 2008, the last date on which there was a trade reported in the Common Shares prior to the date on which the exercise price of the Rights was established by Western, was $■ per Common Share.
          Western entered into a Standby Purchase Agreement with Tricap Management Limited (“Tricap”) dated as of December 1, 2008 (the “Standby Agreement”). Pursuant to the Standby Agreement, Tricap has the obligation to purchase all of the Common Shares not otherwise purchased pursuant to the Rights Offering at the Subscription Price on the closing date of the Rights Offering (the “Standby Commitment”). As Tricap currently beneficially owns 49% of the outstanding Common Shares, it is expected that the Exchange Limitation will apply. Tricap will not be paid a standby fee in consideration for the Standby Commitment. See “Details of the Rights Offering — Standby Commitment”.
          To subscribe for Common Shares, a completed Rights Certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by Computershare Investor Services Inc. (the “Subscription Agent”) at the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 by the Expiry Time on the Expiry Date. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value. If a Holder does not exercise the Holder’s Rights, then the Holder’s current holdings of Common Shares will be diluted as a result of the exercise of Rights by others. See “Details of the Rights Offering — Dilution to Existing Shareholders”.
          The Rights and the Common Shares issuable upon the exercise of the Rights are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions (each other jurisdiction, an “Ineligible Jurisdiction”) and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”). Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Rights Offering — Ineligible Holders”.
          This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Consolidated financial statements included herein and incorporated by reference in this Prospectus have been prepared in accordance with Canadian generally accepted accounting principles are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
          The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some or all of our officers and directors are residents of a country other than the United States, that some or all of the experts named in the Prospectus may be residents of Canada, and that a substantial portion of our assets and those persons may be located outside of the United States.
          THESE RIGHTS AND SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
          Prospective investors should be aware that the acquisition or disposition of the securities described in this Prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular prospective investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.
          There is no managing or soliciting dealer for the Rights Offering, and we will pay no fee of any kind for the solicitation of the exercise of Rights. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
          Certain legal matters in connection with the Rights Offering will be passed upon on our behalf by Torys LLP, Toronto, Ontario and New York, New York.
          Investments in the Common Shares are subject to a number of risks. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See “Risk Factors”.

-i-

PRELIMINARY INFORMATION
          In this short form prospectus (the “Prospectus”), unless the context otherwise requires, the “Company”, “we”, “us”, and “our” and similar terms refer to Western Forest Products Inc. and its subsidiaries and “Western” refers to Western Forest Products Inc.
          Unless otherwise specified, in this Prospectus, all dollar amounts are expressed in Canadian dollars (“$”) and all accounting information is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).
          Reference is also made to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is defined as operating income (loss) plus amortization of property, plant and equipment and the write-down of property, plant and equipment and operating restructuring costs. Western uses EBITDA as a benchmark measurement of our own operating results and as a benchmark relative to our competitors. We consider EBITDA to be a meaningful supplement to operating income as a performance measure primarily because amortization expense and property write-downs are not cash costs, and vary widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of their operating facilities. Further, operating restructuring costs are not expected to occur on a regular basis and may make comparisons of our operating results between periods more difficult. We also believe EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.
          EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Furthermore, EBITDA does not reflect the impact of a number of items that affect our net income (loss). EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate EBITDA in the same manner, EBITDA as calculated by Western may differ from EBITDA as calculated by other companies. See our unaudited interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2008, which are incorporated by reference in this Prospectus, for a reconciliation of EBITDA to the corresponding Canadian GAAP measure, net income (loss).
FORWARD-LOOKING STATEMENTS
          This Prospectus, including the documents incorporated herein by reference, contains forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and the United States Securities Exchange Act of 1934, as amended. Those statements appear in a number of places in this Prospectus and in the documents incorporated herein by reference and include statements and information regarding our current intent, belief or expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance, objectives and strategies. Such statements and information may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “should”, “may” and similar words and phrases. Readers are cautioned that it would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include, among others: general economic conditions, competition and selling prices, changes in foreign currency exchange rates, labour disruptions, natural disasters, relations with First Nations groups, changes in laws, regulations or public policy, misjudgments in the course of preparing forward-looking statements or information, changes in opportunities and other factors referenced under the “Risk Factors” section in our Annual Information Form dated March 4, 2008, under the “Risks and Uncertainties” section of our MD&A in our 2007 Annual Report and those referenced in our MD&A in our most recently filed quarterly report. All written and oral forward-looking statements or information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Except as required by law, Western does not expect to update forward-looking statements or information as conditions change.
DOCUMENTS INCORPORATED BY REFERENCE
          The following documents, which we have filed with the various securities commissions or similar authorities in certain provinces of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:
     (a) our annual information form for the fiscal period ended December 31, 2007, dated March 4, 2008 (the “AIF”);

     (b) our audited consolidated financial statements, the notes thereto and the auditors report thereon for years ended December 31, 2007 and 2006, together with the MD&A for such audited consolidated financial statements;
     (c) our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 with comparatives and the notes thereto contained in our quarterly report together with the MD&A for such interim consolidated financial statements;
     (d) our material change report filed January 7, 2008 with respect to changes in management of the Company and addition to the board of directors of the Company;
     (e) our material change report dated January 18, 2008 with respect to changes in management of the Company;
     (f) our material change report dated March 14, 2008 with respect to the Company’s new $175 million term loan facility;
     (g) our material change report dated November 4, 2008 with respect to changes in management of the Company; and
     (h) our management proxy circular dated April 1, 2008 prepared in connection with the annual meeting of our shareholders held on May 8, 2008.
          Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by us with a securities commission or any similar authority in Canada after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus.
          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.
          Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western Forest Products Inc., at 3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9, Telephone 250-748-3711. These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com under our name, “Western Forest Products Inc.”.

SUMMARY
          The following is a summary of the principal features of the Rights Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this Prospectus. Certain terms used in this summary and in this Prospectus are defined elsewhere herein.

Issuer:	Western Forest Products Inc.

The Offering:	Rights to subscribe for up to approximately ■ Common Shares. Each Holder on the Record Date will receive one Right for each Share held. Every ■ Rights entitle the holder thereof to subscribe for ■ Common Shares.

Record Date:	December ■, 2008.

Expiry Date:	January ■, 2009.

Expiry Time:	4:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised at or before the Expiry Time on the Expiry Date will be void and have no value.

Subscription Price:	The Subscription Price per Common Share will be $■.

Net Proceeds:	Approximately $■ million, after deduction of estimated expenses of approximately $■.

Basic Subscription Privilege:	Every ■ Rights entitle the holder thereof to subscribe for ■ Common Shares upon payment of the Subscription Price. No fractional Common Shares will be issued. See “Details of the Rights Offering — Issue of Rights and Rights Certificates”.

Additional Subscription Privilege:	Holders of Rights who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe pro rata for Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Right. See “Details of the Rights Offering — Additional Subscription Privilege”.

Exercise of Rights:	A Rights Certificate evidencing the total number of Rights to which an Eligible Holder is entitled is being mailed, together with a copy of this Prospectus, to each Eligible Holder with an address of record in an Eligible Jurisdiction. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Details of the Rights Offering — General Subscription Information”.

Holders in Ineligible Jurisdictions:	Rights Certificates will not be sent to Holders of Shares with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a copy of this Prospectus with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent.

Rights that Ineligible Holders would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time on the Expiry Date, attempt to sell such Rights (other than those held for Accredited Holders that have directed the Agent to exercise their rights) on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such Ineligible Holders as described under “Details of the Rights Offering — Ineligible Holders”.

Notwithstanding the preceding paragraph, Ineligible Holders resident in certain jurisdictions who have demonstrated to Western that the exercise of the Rights and issuance of the Common Shares upon the exercise of the Rights is not prohibited by local securities laws and does not require Western to file any documents, make any application, or pay any amount in their jurisdiction of residence on or before the tenth day prior to the Expiry Date will be entitled to direct the Subscription Agent to exercise their Rights on their behalf. Such Ineligible Holders will be required to submit payment in full of the Subscription Price for each Common Share subscribed for on or prior to the Expiry Time on the Expiry Date. See “Details of the Rights Offering — Ineligible Holders”.

Standby Commitment:	Under the Standby Agreement, Tricap has the obligation to purchase all of the Common Shares not otherwise purchased pursuant to the Rights Offering at the same price per Common Share as under the Rights Offering on the closing date of the Rights Offering. For that number of Common Shares that would otherwise have been issued on an exercise of Rights but for the application of the Exchange Limitation, Western will deliver Non-Voting Shares in lieu of an equivalent number of such Common Shares. As Tricap currently beneficially owns 49% of the outstanding Common Shares, it is expected that the Exchange Limitation will apply. Tricap will not be paid a standby fee in consideration for the Standby Commitment. See “Standby Commitment”.

Use of Proceeds:	Western will use the net proceeds of the Rights Offering to reduce indebtedness under its revolving credit line thereby providing additional liquidity and for general corporate purposes. See “Use of Proceeds”.

Risk Factors:	An investment in our Shares is subject to a number of risk factors. See “Risk Factors”.

DETAILS OF THE RIGHTS OFFERING
Issue of Rights and Rights Certificates
          We are issuing to registered holders (“Holders”) of our outstanding Common Shares and non-voting shares (“Non-Voting Shares,” and together with the Common Shares, the “Shares”) as at the close of business (Toronto time) on December ■, 2008 (the “Record Date”) rights (the “Rights”) to subscribe for Common Shares (the “Rights Offering”). A Holder is entitled to be issued one Right for each Share held.
          Except as described below, only Holders (“Eligible Holders”) of Shares at the close of business (Toronto time) on the Record Date with an address of record in British Columbia, Alberta, Saskatchewan, Manitoba or Ontario or the States of Alabama, Alaska, Colorado, Connecticut, Delaware, Florida, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia or Wyoming or the District of Columbia (collectively, the “Qualifying U.S. States”) (an “Eligible Jurisdiction”) is entitled to receive a certificate representing such Rights (“Rights Certificates”). For every ■ Rights held, the holder thereof resident in an Eligible Jurisdiction and, provided certain conditions as described herein are met, resident in an Ineligible Jurisdiction will be entitled to subscribe for ■ Common Shares at a price of $■ each (the “Subscription Price”) on or before 4:00 p.m. (Toronto time) (the “Expiry Time”) on January ■, 2009 (the “Expiry Date”).
          If upon the exercise of Rights a holder or group of holders would beneficially own, or exercise control or direction over, 50% or more of the Common Shares, Western may, at its option, permit the exercise of only that portion of the Rights owned by such holder(s) that would result in the holder(s) beneficially owning, or exercising control or direction over, not more than 49% of the Common Shares then outstanding (the “Exchange Limitation”). For that number of Common Shares that would otherwise have been issued on an exercise of Rights but for the application of the Exchange Limitation, we will deliver Non-Voting Shares to the holder in lieu of an equivalent number of such Common Shares.
          Only subscriptions for whole Common Shares will be accepted. No fractional Common Shares will be issued. Holders of Rights who exercise their Rights in full are also entitled to subscribe for additional Common Shares, if any, not otherwise taken up by the Expiry Time on the Expiry Date. See “Details of the Rights Offering — Additional Subscription Privilege”.
          Rights are evidenced by Rights Certificates which are transferable (subject to certain restrictions for holders in the United States) and divisible. A Right does not entitle the holder thereof to any rights whatsoever as a security holder of us other than to subscribe for and purchase Common Shares as described herein.
          A Rights Certificate evidencing the total number of Rights to which an Eligible Holder is entitled is being mailed, together with a copy of this Prospectus, to each Eligible Holder with an address of record in an Eligible Jurisdiction.
          The Rights and the Common Shares issuable upon the exercise of the Rights are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions (each other jurisdiction, an “Ineligible Jurisdiction”) and, except as permitted herein, Rights may not be exercised by or on behalf of a holder resident in an Ineligible Jurisdiction (an “Ineligible Holder”). Rights Certificates will not be sent to Holders of Shares with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a copy of this Prospectus with a letter advising them that their Rights Certificates will be issued to and held on their behalf by Computershare Investor Services Inc. (the “Subscription Agent”), as agent for their benefit.
          Ineligible Holders not resident in the United States who have demonstrated to us that the exercise of the Rights and issuance of the Common Shares upon the exercise of the Rights is not prohibited by local securities laws and does not require us to file any documents, make any application, or pay any amount in their jurisdiction of residence (collectively, “Accredited Holders”) on or before the tenth day prior to the Expiry Date will be entitled to direct the Subscription Agent to exercise their Rights on their behalf. Such Ineligible Holders will be required to submit payment in full of the Subscription Price for each Common Share subscribed for to the Subscription Agent at the address noted above on or prior to the Expiry Time on the Expiry Date. Rights that Ineligible Holders would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time on the Expiry Date, attempt to sell such Rights (other than those held for Accredited Holders that have directed the Agent to exercise their rights) on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such Ineligible Holders as described herein. See “Details of the Rights Offering — Ineligible Holders”.

          Rights delivered to brokers, dealers or other intermediaries may not be delivered by such intermediaries to beneficial holders of Shares unless such holders are resident in an Eligible Jurisdiction. Such intermediaries can only exercise such Rights on behalf of Ineligible Holders if they can demonstrate to us that such issuance is lawful as described below and they have submitted payment in full of the Subscription Price to the Subscription Agent on or prior to the Expiry Time on the Expiry Date. Intermediaries in an Ineligible Jurisdiction, including the United States (other than the Qualifying U.S. States), will only be entitled to direct the Subscription Agent to exercise rights to the extent they certify to us on or before the tenth day prior to the Expiry Date that the exercise of Rights and the issuance of the Common Shares is not prohibited in the jurisdiction of residence of Ineligible Holders whose Shares are beneficially held through such intermediaries, and they have submitted payment in full of the Subscription Price to the Subscription Agent on or prior to the Expiry Time on the Expiry Date.
Shareholders Resident in the United States
          We have filed with the SEC in the United States a Registration Statement on Form F-7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) so that Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to our “affiliates”, as that term is defined under the U.S. Securities Act.
Non-Voting Shares
          No fractional Non-Voting Shares will be issued.
          Western entered into a registration rights agreement (the “Registration Rights Agreement”) dated as of March 20, 2007 providing holders of the Non-Voting Shares with “demand” and “piggy-back” registration rights, which will enable the holders to require us to file a prospectus (in respect of a “demand” registration) or enable the holders to participate in an offering made by us (in the case of a “piggy-back” registration) and otherwise assist with a public offering of Non-Voting Shares or, subject to the Exchange Limitation (as defined in the Registration Rights Agreement), Common Shares for which the Non-Voting Shares may be exchanged, subject to certain limitations. These registration rights may not be exercised until May 1, 2009. The registration rights will only be exercisable in circumstances where, if the Non-Voting Shares that have been requested to be registered were exchanged for Common Shares, the Exchange Limitation (as defined in the Registration Rights Agreement) would not apply, and our Board has not caused those Non-Voting Shares to be exchanged for Common Shares. Western has agreed to use best efforts to cause the shares subject to a registration request to be listed on the TSX, provided that, for greater certainty, we will not be required to issue additional Non-Voting Shares in order to secure such a listing. In the event of a “piggy-back” registration, our financing requirements would take priority. Any expenses of such a “demand” or “piggy-back” registration shall be borne by us (other than underwriting fees or other selling expenses, which shall be borne proportionately between us and the selling holders on the basis of the proportional shares of the aggregate proceeds of the offering).
Purchase and Sale of Rights and TSX Listings
          Rights may be bought or sold through the usual investment channels, such as brokers and investment dealers.
Fees Payable by Subscribers
          Payment of any service charge, commission or other fee payable (including those of brokers) in connection with the transfer of Rights (other than the fees for the services to be performed by the Subscription Agent referred to under “Details of the Rights Offering — Subscription Agent and Transfer Agent”) will be the responsibility of the Holder. There will be no commission charged by us on the issuance of Rights to holders of Shares or upon the exercise of Rights. Holders of Rights must also pay all stamp, issue, registration or other similar taxes or duties contingent upon the issue or delivery of Common Shares to or for the order of a third party.
Dilution to Existing Shareholders
          A Holder’s percentage interest in us will be substantially diluted unless such Holder exercises its Rights.

Expiry of Rights
          The Rights will expire at the Expiry Time of 4:00 p.m. (Toronto time) on the Expiry Date, being January ■, 2009. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no value.
Additional Subscription Privilege
          A holder of a Rights Certificate who subscribes for all of the Common Shares which can be subscribed for pursuant to such Rights Certificate under the Basic Subscription Right is entitled to subscribe for additional Common Shares at the Subscription Price (the “Additional Subscription Privilege”). The additional Common Shares available for such purpose will be those, if any, which have not been subscribed and paid for under the Basic Subscription Right by holders of Rights by the Expiry Time on the Expiry Date (the “Additional Common Shares”). Where there is a sufficient number of Additional Common Shares to satisfy all subscriptions under the Additional Subscription Privilege, each holder who has validly subscribed for Additional Common Shares will be issued the number of Additional Common Shares for which such holder has subscribed. If there is an insufficient number of Common Shares available to satisfy all subscriptions for Additional Common Shares, each holder who has validly subscribed for Additional Common Shares will be allocated Additional Common Shares in the manner described under “Details of the Rights Offering — To Subscribe for Additional Common Shares (Additional Subscription Privilege) — Form 2”.
Standby Commitment
          We entered into a Standby Purchase Agreement with Tricap dated as of December 1, 2008 (the “Standby Agreement”). Pursuant to the Standby Agreement, Tricap has the obligation to purchase all of the Common Shares not otherwise purchased pursuant to the Rights Offering at the same price per Common Share as under the Rights Offering on the closing date of the Rights Offering (the “Standby Commitment”). Tricap will not be paid a standby fee in consideration for the Standby Commitment.
          As Tricap currently beneficially owns 49% of the outstanding Common Shares, it is expected that the Exchange Limitation will apply. Tricap will not be paid a standby fee in consideration for the Standby Commitment.
          Tricap’s obligation under the Standby Commitment is subject to certain conditions, including that: (i) there shall not be any claims or proceedings, or governmental order or change of law, suspending trading in the Rights or Common Shares or preventing their distribution; (ii) TSX approval shall have been obtained for the listing of the Rights and the Common Shares issuable on the exercise of the Rights; (iii) receipt of all necessary consents and approvals in respect of the Rights Offering; (iv) receipt of a favourable legal opinion from our counsel; (v) no material adverse change shall have occurred; and (vi) receipt of a bringdown certificate from us on the closing date of the Rights Offering.
          Our obligation to issue Shares to Tricap pursuant to the Standby Commitment is subject to certain conditions, including that: (i) there shall not be any claims or proceedings, or governmental order or change of law, suspending trading in the Rights or Common Shares or preventing their distribution; and (ii) TSX approval shall have been obtained for the listing of the Rights and the Common Shares issuable upon the exercise of the Rights; and (iii) receipt of a bringdown certificate from Tricap on the closing date of the Rights Offering.
          We may terminate the Standby Agreement if (i) Tricap is in default of its obligations under the Standby Agreement and Tricap fails to remedy such default on or before the earlier of the date that is 30 days after being notified of such default by us; or (ii) any of the conditions in our favour are not satisfied on or before the closing date of the Rights Offering.
          Tricap may terminate the Standby Agreement if (i) we are in default of our obligations under the Standby Agreement and fail to remedy such default on or before the date that is 30 days after being notified of such default by Tricap; (ii) any of the conditions in Tricap’s favour are not satisfied on or before the closing date of the Rights Offering; or (iii) the Rights Offering is terminated or cancelled or the closing of the Rights Offering has not occurred by February 9, 2009.
Ineligible Holders
          As noted above, the Rights and the Common Shares issuable upon the exercise of the Rights are not qualified under the securities laws of any Ineligible Jurisdiction, and Rights may not be exercised by or on behalf of an Ineligible Holder who has not otherwise satisfied us, as described below, that exercise of such Rights, and the issuance of Common Shares upon the exercise of Rights would be lawful in such Ineligible Jurisdiction.
          Also, as noted above Rights Certificates will not be sent to Holders of Shares on the Record Date with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent the Prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Rights Offering. Accredited Holders in Ineligible Jurisdictions outside of the United States who have demonstrated to us that they have met the conditions required to be met to participate in the Rights Offering and have followed the procedure described in the letter to exercise the Rights, including submitting an investor letter as described below to the Subscription Agent on or before the tenth day prior to the Expiry Date will be entitled to direct the Subscription Agent to exercise their Rights on their behalf. An Accredited Holder in an Ineligible Jurisdiction in Canada (a “Canadian Ineligible Jurisdiction”) other than Quebec who completes the section of the investor letter in accordance with the instructions thereon, requests that the Subscription Agent exercise the Accredited Holder’s Basic Subscription Rights and, provided it has met the conditions set out herein, the Additional Subscription Privilege, delivers the completed and signed investor letter to the Subscription Agent on or before the tenth day prior to the Expiry Date and submits full payment for the number of Common Shares subscribed for, in sufficient time to reach the Subscription Agent at the office of the Subscription Agent (the “Subscription Office” ) on or prior to the Expiry Time on the Expiry Date, will subject to the terms set out herein, be issued the Common Shares subscribed for. The method of delivery is at the discretion and risk of the Accredited Holder and delivery to the Subscription Agent will only be effective when actually received by the Subscription Agent at its office. Investor letters and payments received after the Expiry Time on the Expiry Date will not be accepted. Shareholders of record will be presumed to be resident in the place of their address of record, unless the contrary is shown to our satisfaction.
          Payment for the number of Common Shares subscribed for at the Subscription Price of $■ for each Common Share must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”.
          The Rights held by the Subscription Agent will be held as agent for the benefit of the Holders of Shares on the Record Date with addresses of record in an Ineligible Jurisdiction. The Subscription Agent will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights, other than those held for Accredited Holders outside of the United States that have directed the Agent to exercise their Rights on or before the tenth day prior to the Expiry Date, (the “Ineligible Rights”) on such date or dates (subject as hereinafter provided), on a best efforts basis, and at such price or prices as the Subscription Agent determines, in its sole discretion. If the Accredited Holder fails to submit payment for the Common Shares for which they have directed the Subscription Agent to exercise on their behalf on or before the Expiry Time on the Expiry Date, the Subscription Agent will not exercise or sell their Rights and those Rights will expire. The ability of the Subscription Agent to sell the Ineligible Rights, and the price obtained therefor, are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Ineligible Rights at a particular price, or at all. The net proceeds, if any, received by the Subscription Agent from the sale of Ineligible Rights will be divided on a pro rata basis among the Ineligible Holders on whose behalf the Subscription Agent has attempted sell the Ineligible Rights. The Subscription Agent will mail cheques in an amount equal to the proceeds of such sales (net of reasonable expenses and any amount withheld in respect of Canadian taxes) to such Ineligible Holders at their addresses appearing on our records, provided that the Subscription Agent will not be required to make any such payment to any such Ineligible Holder in the event that the amount owing to such holder is less than $10.00. Such amount will be used by us to offset a portion of the remuneration of the Subscription Agent for its services. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commission, if any, incurred by the Subscription Agent and the charges of the Subscription Agent in respect of the sale of such Rights. In that event, no proceeds will be paid to Ineligible Holders.
          A registered holder of Shares (including an intermediary) whose address appears on our records to be in an Ineligible Jurisdiction, but who holds Rights on behalf of a holder who is eligible to participate in the Rights Offering, must notify the Subscription Agent, in writing, on or before the tenth day prior to the Expiry Time on the Expiry Date that the beneficial holder, on behalf of whom such Shares are held, wishes to participate in the Rights Offering. In that case, the registered holder of Shares giving such notification must demonstrate, to our satisfaction, that the exercise of such Rights is not prohibited in the beneficial holder’s jurisdiction of residence. Otherwise, the Subscription Agent will attempt to sell the Rights held on behalf of such beneficial holder as described above. Accordingly, the Subscription Agent will not attempt to sell Rights of Ineligible Holders until after the tenth day prior to the Expiry Time on the Expiry Date. A registered holder in the United States outside of the Qualifying U.S. States will only be eligible to direct the Subscription Agent to exercise Rights on behalf of such beneficial holder, to the extent such registered holder (or a participant in Depository Trust Company, in the case of Common Shares registered in the name of CEDE & Co.) certifies that such beneficial holder is resident in an Eligible Jurisdiction.

          Beneficial owners of Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent on or prior to 4:00 p.m. (Toronto time) on January ■, 2009 to have their Rights Certificates mailed to them.
          Holders of Rights who are not resident in Canada or the United States should be aware that the acquisition and disposition of Rights and Common Shares (and Non-Voting Shares, as applicable) may have tax consequences in the jurisdiction where they reside which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of Rights or Common Shares (and Non-Voting Shares, as applicable).
Holders in the United States
          A holder of Rights in the United States outside the Qualifying U.S. States holding on behalf of a person that is resident in an Eligible Jurisdiction (an “Eligible U.S. Purchaser”) may also be able to purchase Common Shares provided the holder certifies in the investor letter that the beneficial purchaser is an Eligible U.S. Purchaser.
          Each purchaser of Common Shares that is in the United States outside the Qualifying U.S. States will be required to execute and deliver to the Subscription Agent an investment letter certifying that the beneficial purchaser is an Eligible U.S. Purchaser, confirming adherence to certain restrictions and procedures regarding the transfer of the Common Shares, and confirming, among others, the following representations:
     (a) It is acquiring the Common Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an Eligible U.S. Purchaser, it has investment discretion with respect to each such account, and it has the full power and authority to make the acknowledgements, representations and agreements on behalf of each owner of such account.
     (b) It is acquiring the Common Shares for the account of an Eligible U.S. Purchaser as to which it has full investment discretion for investment purposes, and not with a view to any distribution (within the meaning of the U.S. securities laws) of the Common Shares.
     (c) It has received and read a copy of this Prospectus, and has had access to the financial and other information regarding us and the Common Shares as it has requested in connection with its investment decision to subscribe for Common Shares. If it has had any queries regarding the subscription for and purchase of the Common Shares or us and our affairs, it has asked these questions of and received satisfactory answers to it from our representatives. It has not relied on financial or other information supplied to it by any person other than information contained in this Prospectus. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Common Shares.
     (d) It acknowledges that we and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. It understands that we and others are relying on such investment letter in order to comply with U.S. and other securities laws. It irrevocably authorizes any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds its currently outstanding Shares, to provide us, the Subscription Agent and our counsel with a copy of such investment letter and such information regarding its identity and holding of Shares (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the Rights, or the issuance of the Common Shares upon the exercise of the Rights. It also irrevocably authorizes us and the Subscription Agent to produce such investment letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.
Holders in Ineligible Jurisdictions Other than the United States
          The Rights and the Common Shares issuable upon the exercise of the Rights have not been qualified for distribution in any jurisdiction other than an Eligible Jurisdiction and accordingly may only be offered, sold, acquired, exercised or transferred in transactions that are exempt from prospectus and registration requirements in the case of Canadian Ineligible Jurisdictions or in transactions not prohibited by applicable securities laws in Ineligible Jurisdictions outside of Canada and the United States.

          Notwithstanding the foregoing, persons located in such jurisdictions may be able to exercise the Rights provided that they furnish an investor letter satisfactory to us on or before the tenth day prior to the Expiry Date. The form of investor letter will be included in the letter sent to Holders in such Ineligible Jurisdictions and is available upon request from the Subscription Agent.
          A holder of Rights in an Ineligible Jurisdiction other than the United States holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is an Eligible U.S. Purchaser or an accredited investor.
          Each purchaser of the Common Shares located in such jurisdictions will be required to execute and deliver to the Subscription Agent an investment letter certifying its status, confirming adherence to certain restrictions and procedures regarding the transfer of the Common Shares, and confirming, among others, the following representations:
     (a) In the case of a purchaser of the Common Shares located in Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Northwest Territories, Nunavut and the Yukon Territory, it is an accredited investor within the meaning of the term as defined in National Instrument 45-106 and is purchasing as principal for its own account and not for the benefit of another or if it is acquiring the Common Shares as agent or trustee for one or more beneficial purchasers, such beneficial purchaser is purchasing as principal for its own account and not for the benefit of another and that each such beneficial purchaser is an accredited investor within the meaning of the term as defined in National Instrument 45-106, the purchaser has the full power and authority to make the acknowledgements, representations and agreements on behalf of each beneficial purchaser and acknowledging that the Common Shares may not be resold for a period of four months and one day from the date on which the Rights were issued, except for a resale under a prospectus or pursuant to an exemption from the prospectus requirements under applicable Canadian securities laws.
     (b) In the case of a purchaser of the Common Shares located in a jurisdiction other than Canada or the United States, we may issue the Common Shares to the purchaser pursuant to an available exemption from registration and prospectus requirements or if such is not applicable, the purchaser is permitted to purchase the Common Shares under the applicable securities laws; the issuance of the Common Shares by us is lawful under applicable securities laws, will not result in us becoming subject to or required to comply with any disclosure, prospectus or reporting requirements under applicable laws, is aware of any resale restrictions and provides an opinion of counsel reasonably satisfactory to us confirming the foregoing.
     (c) It has received and read a copy of this Prospectus, and has had access to the financial and other information regarding us and the Common Shares as it has requested in connection with its investment decision to subscribe for and purchase Common Shares. If it has had any queries regarding the subscription for and purchase of the Common Shares and our affairs, it has asked these questions of and received satisfactory answers to it from our representatives. It has not relied on financial or other information supplied to it by any person other than information contained in this Prospectus. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Common Shares.
     (d) It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Shares, and it has the financial ability to bear the economic risk of investment in the Common Shares.
     (e) Each such Ineligible Holder will also be required to represent in the investment letter that it acknowledges that we and others will rely upon the truth and accuracy of the acknowledgements, representations and agreements in the investor letter. It understands that we and others are relying on such investment letter in order to comply with securities laws. It irrevocably authorizes any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds its currently outstanding Shares, to provide us, the Subscription Agent and our counsel with a copy of such investment letter and such information regarding its identity and holding of Shares (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the Rights or the purchase of the Common Shares. It also irrevocably authorizes us and the Subscription Agent to produce such investment letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.
Subscription Agent and Transfer Agent
          Computershare Investor Services Inc. has been appointed our subscription agent to receive subscriptions and payments from holders of Rights Certificates, to perform certain services relating to the exercise and transfer of Rights and to act as registrar and transfer agent for the Common Shares. We will pay for the services of the Subscription Agent. Subscriptions and payment under the Rights Offering should be sent to the Subscription Office at:

By Mail:	By Registered Mail, Hand or Courier:
Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021	9th Floor
31 Adelaide Street East	100 University Avenue
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
Toll Free: 1-800-564-6253
Enquiries
          Enquiries relating to the Rights Offering should be addressed to the Subscription Agent by telephone at 1-800-564-6253 or to us by telephone at 250-748-3711.
General Subscription Information
          By completing the appropriate form on the Rights Certificate in accordance with the instructions in this Prospectus and the Rights Certificate, a holder of Rights in an Eligible Jurisdiction may:
•	Subscribe for Common Shares pursuant to the exercise of the Basic Subscription Right. See “Details of the Rights Offering — To Subscribe for Common Shares (Basic Subscription Right) — Form 1”.

•	Subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege. See “Details of the Rights Offering — To Subscribe for Additional Common Shares (Additional Subscription Privilege) — Form 2”.

•	Sell or transfer Rights. See “Details of the Rights Offering — Sale and Transfer of Rights — Form 3”.

•	Divide, combine or exchange Rights Certificates. See “Details of the Rights Offering — Dividing or Combining Rights Certificates — Form 4”.
          A holder of Rights in an Ineligible Jurisdiction that wishes to subscribe for Common Shares must meet the conditions and follow the procedures described under “Details of the Rights Offering — Ineligible Holders”.
To Subscribe Common Shares (Basic Subscription Right) — Form 1
          In order to subscribe for Common Shares pursuant to the Basic Subscription Right, a holder of a Rights Certificate must complete and sign Form 1 on the Rights Certificate in accordance with the instructions thereon and deliver the completed and signed Rights Certificate, together with the full payment for the number of Common Shares subscribed for, in sufficient time to reach the Subscription Agent at the Subscription Office on or before the Expiry Time on the Expiry Date. The completion of Form 1 constitutes a representation that the beneficial holder of the Rights Certificate is not an Ineligible Holder. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Subscription Agent will only be effective when actually received by the Subscription Agent at the Subscription Office. Rights Certificates and payments received after the Expiry Time on the Expiry Date will not be accepted.
          ■ Rights are required to be exercised to subscribe for ■ Common Shares. No fractional Common Shares will be issued. A holder of a Rights Certificate who completes Form 1 so as to exercise some but not all of the Rights represented by such Rights Certificate will be deemed to have elected not to exercise the balance of the Rights represented thereby and may not participate in the Additional Subscription Privilege.
          Payment for the number of Common Shares subscribed for at the Subscription Price of $■ per Common Shares must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”. See “Details of the Rights Offering — Payment”.

          If the holder of Rights is unsure how to subscribe, the holder should contact the Subscription Agent or us. See “Details of the Rights Offering — Enquiries”.
To Subscribe for Additional Common Shares (Additional Subscription Privilege) — Form 2
          A holder of a Rights Certificate who subscribes for all of the Common Shares which can be subscribed for pursuant to such Rights Certificate under the Basic Subscription Right is entitled to subscribe for Additional Common Shares at the Subscription Price under the Additional Subscription Privilege. In order to exercise the Additional Subscription Privilege, a holder of a Rights Certificate must, in addition to completing and signing Form 1 on the Rights Certificate, complete and sign Form 2 on the Rights Certificate and specify the number of Additional Common Shares which the holder wishes to subscribe for. The completion of Form 2 constitutes a binding commitment to subscribe for the number of Additional Common Shares specified. The completed and signed Rights Certificate, together with the full payment for the total number of Common Shares subscribed for (including the Additional Common Shares), must be delivered to the Subscription Agent at the Subscription Office such that it is received by the Expiry Time on the Expiry Date.
          Payment for the number of Additional Common Shares subscribed for at the Subscription Price of $■ for each Common Share must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”. See “Details of the Rights Offering — Payment”.
          If there are sufficient Additional Common Shares to satisfy all subscriptions by participants in the Additional Subscription Privilege, each such participant will be issued the number of Additional Common Shares for which the holder has so subscribed. If the aggregate number of Additional Common Shares subscribed for by all holders of Rights who exercise the Additional Subscription Privilege exceeds the number of Additional Common Shares available, each holder of Rights who exercises the Additional Subscription Privilege will be entitled to receive that number of Additional Common Shares which is the lesser of:
     (a) the number of Additional Common Shares subscribed for by the holder under the Additional Subscription Privilege; and
     (b) the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares available by a fraction, the numerator of which is the number of Rights exercised by the holder under the Basic Subscription Right and the denominator of which is the aggregate number of Rights exercised under the Basic Subscription Right by all holders of Rights who exercise the Additional Subscription Privilege.
          If any holder of Rights has subscribed for fewer Additional Common Shares than the number resulting from the application of the formula in (b) above, the excess Additional Common Shares will be allocated in the manner described above among the holders of Rights who were allocated fewer Additional Common Shares than they subscribed for. In the event of an oversubscription for Additional Common Shares pursuant to the Additional Subscription Privilege, the Subscription Agent will return to subscribers the excess funds paid for the subscription of such Additional Common Shares not available to be issued to such subscribers.
Sale and Transfer of Rights — Form 3
          Holders of Rights who do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder. Holders of Rights may elect to exercise only a part of their Rights and dispose of the remainder of them. Unless a registered holder of Shares whose address appears on our records to be in an Ineligible Jurisdiction, holds Rights on behalf of a holder who is eligible to participate in the Rights Offering that has notified the Subscription Agent, in writing, on or before the tenth day prior to the Expiry Date that the beneficial holder on behalf of whom such Shares are held wishes to participate in the Rights Offering and, as described above, demonstrates to us that the participation by the beneficial holder is lawful in its jurisdiction of residence, the Subscription Agent will attempt to sell the Rights held on behalf of such beneficial holder.
          In order to transfer Rights, a holder of a Rights Certificate must complete and sign Form 3 on the Rights Certificate, have the signature guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) and deliver the Rights Certificate to the purchaser (the “Transferee”). Members of these programs are usually a member of a recognized stock exchange in Canada or a member of the Investment Dealers Association of Canada. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3. It is not necessary for the Transferee to obtain a new Rights Certificate to exercise the Basic Subscription Right or the Additional Subscription Privilege; however, the signature of the Transferee on any one or more of the forms must correspond in every particular with the name of the Transferee shown on Form 3. If Form 3 is properly completed, then we and the Subscription Agent will treat the Transferee as the absolute owner of the Rights represented by the Rights Certificate for all purposes and will not be affected by any notice to the contrary.
          Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders who are located in Ineligible Jurisdictions will not be permitted unless the person exercising the Rights meets the conditions and satisfies the procedures described under “Details of the Rights Offering — Ineligible Holders”.
Dividing or Combining Rights Certificates — Form 4
          A Rights Certificate may be divided, exchanged or combined by completing and signing Form 4 on the Rights Certificate and delivering such Rights Certificate to the Subscription Agent at the Subscription Office in time for the new Rights Certificate(s) to be issued and used before the Expiry Date. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name.
Payment
          Payment for the number of Common Shares subscribed for must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”. Payment for all Common Shares subscribed for must be paid at the time of subscription. In the event of an over subscription for Additional Common Shares pursuant to the Additional Subscription Privilege, the Subscription Agent will return to subscribers the excess funds paid for the subscription of such Additional Common Shares not available to be issued to such subscribers.
Signatures
          When any form on the Rights Certificate is signed by the original holder, the signature must correspond in every particular with the name of the original holder as it appears on the face of the Rights Certificate. In the case where Form 3 is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority satisfactory to the Subscription Agent and us.
Delivery of Rights by Intermediaries
          Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial owners of Shares who are resident in Ineligible Jurisdictions. Intermediaries may deliver those Rights to the Subscription Agent for sale by the Subscription Agent, as described under “Details of the Rights Offering — Ineligible Holders”. Such Intermediaries can only exercise such Rights on behalf of Ineligible Holders if they can provide the certifications described below. Intermediaries in an Ineligible Jurisdiction will only be entitled to direct the Subscription Agent to exercise rights to the extent they certify to us that with respect to Ineligible Holders whose Shares are beneficially held through such intermediaries, the issuance of the Common Shares upon exercise of the Rights is not prohibited in their jurisdiction of residence.
Validity and Rejection of Subscriptions
          All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by us in our sole discretion, which determination will be final and binding. All subscriptions are irrevocable. We reserve the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof, the issue of Common Shares upon the exercise of the Rights could be deemed unlawful. We also reserve the right to waive any defect with regard to any particular subscription. Neither we nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions, nor will either of us incur any liability for failure to give such notification.

Undeliverable Rights
          Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.
Delivery of Common Shares
          Certificates for Common Shares duly subscribed and paid for will be delivered by first class mail following the Expiry Time by the Subscription Agent to the subscriber.
          In the case of a subscriber who is a participant in the Additional Subscription Privilege, certificates combining Common Shares subscribed for under the Basic Subscription Right and the Additional Subscription Privilege will be sent as soon as practicable after the Expiry Time and the determination of the number of Common Shares to which each such participant is entitled. In the event that pursuant to the Additional Subscription Privilege the number Common Shares delivered to the subscriber is less than the number subscribed for, a cheque representing a refund, without interest or deduction, of the excess portion of the total Subscription Price paid by the subscriber will accompany the delivery of the certificates herein described.
          Subject to the exceptions set out under “Details of the Rights Offering — Ineligible Holders”, certificates representing Common Shares will not be issued or mailed to an address in an Ineligible Jurisdiction.
          Certificates for Common Shares issued to duly qualified holders in an Ineligible Canadian Jurisdiction will bear a legend restricting the holder from trading such Common Shares for a period of four months and one day from the initial issuance of the Rights unless the trade is made in reliance on available registration and prospectus exemptions.
No Fractional Shares
          We will not issue fractional Shares upon the exercise of the Rights. Where the exercise of the Rights would appear to entitle a holder of Rights to fractional Shares, as applicable, the holder’s entitlement will be reduced to the next lowest whole number of shares.
Reservation of Shares
          We will, at all times, reserve sufficient of our unissued Common Shares and Non-Voting Shares to permit issuance of Common Shares (and Non-Voting Shares, as applicable) pursuant to the Rights Offering.
Intention of Insiders to Exercise Rights
          We have been advised by Tricap that it intends to exercise all Rights it is issued pursuant to the Basic Subscription Right, and also to subscribe for additional Common Shares under the Additional Subscription Privilege. Pursuant to the Standby Commitment, Tricap is required, subject to certain conditions, to purchase all Common Shares not otherwise purchased pursuant to the Rights Offering.
          As Tricap currently beneficially owns 49% of the outstanding Common Shares, it is expected that the Exchange Limitation will apply. Tricap will not be paid a standby fee in consideration for the Standby Commitment. See “Details of the Rights Offering — Standby Commitment”.
          The information as to the intentions of our insiders is not within our knowledge and has been furnished by the respective insiders. No assurance can be given by us that the respective insiders will subscribe for Common Shares in the amounts set out above or at all.

THE COMPANY
Company History
          The Company was incorporated as 4204247 Canada Inc. under the Canada Business Corporations Act on April 27, 2004 and changed its name to Western Forest Products Inc. on June 21, 2004. On July 27, 2004, Western acquired the solid wood assets and certain pulp assets of Doman Industries Limited (“Doman”). Western commenced business on July 28, 2004 and on August 3, 2004, the Common Shares began trading on the TSX under the symbol “WEF”.
          Subsequent to incorporation and the initial acquisition of Doman, the Company expanded its forest operations through two acquisitions. On March 17, 2006, the Company purchased the Englewood Logging Division. On May 1, 2006, Western acquired all of the issued and outstanding shares of Cascadia Forest Products Ltd.
          The Company has undertaken a series of restructuring activities since the initial acquisition. In October 2005, Western closed its Silvertree sawmill. Pulp production at our Squamish pulp mill ceased on January 26, 2006 and site shut-down was substantially completed by March 9, 2006. In July 2006 Western also ceased operations at the log merchandiser at Duke Point on Vancouver Island, which was used primarily to supply whole log wood chips to the Squamish pulp mill. These properties, other than the site of the former mill at Squamish, have since been sold.
          With the closing of the Cascadia and Englewood acquisitions and completion of the restructuring activities, the Company focused on the integration of its ongoing business operations. Western made organizational changes that reduced management staff by approximately 110 positions. The corporate and administration groups were consolidated at Duncan on Vancouver Island, the logging operations centralized in Campbell River, also on Vancouver Island, and the sales organizations brought together in one office in Vancouver. Integration provided the opportunity for the consolidation of timberlands operations to increase productivity, reduce fixed costs per unit logged and optimize log flows from the timberlands to sawmills, taking advantage of shorter barging and towing distances available with the new mill configuration. Western closed the New Westminster sawmill effective February 7, 2007 and sold the property in March 2008.
          During 2007 and 2008 the Company has continually focused on operational improvements beyond the restructuring mentioned above and accordingly, has reduced costs. The costs of harvesting have been reduced through the rationalization of logging operations. Recovery rates of lumber produced from logs have been increased with the benefit of previous capital investments and the better application of sawmilling techniques. In addition, systems and processes have been improved, reducing costs across the organization.
Company Profile
          Western is a major integrated softwood forest products company operating in the coastal region of British Columbia. The Company’s long-term business objective is to create superior value for shareholders by building a margin-focused lumber business of sufficient size and scale to compete successfully in global softwood lumber markets.
          Western’s business includes the harvesting of timber, reforestation, forest management, the manufacture and sale of lumber and wood chips. Western’s lumber products are currently sold in over 30 countries worldwide. The sawmills process high-quality logs, including hemlock, Douglas fir and western red cedar, into primarily long-length, wide-width and higher-grade lumber, commodity grades of lumber and residual wood chips that are sold externally and used for pulp production. The value-added lumber remanufacturing plants dry, saw and trim lumber for use in producing higher-value products such as mouldings, frames and paneling.
          Our business includes eight sawmills with in excess of 1.6 billion board feet of annual lumber capacity, four remanufacturing plants and timberland operations with approximately 7.5 million cubic metres of allowable annual cut (“AAC”), before temporary AAC reductions, from high-quality replaceable Crown-owned tenures on Vancouver Island, the British Columbia mainland coast and the Haida Gwaii / Queen Charlotte Islands. Approximately 0.3 million cubic metres of additional AAC is available from our adjacent privately owned timberlands and non-replaceable Crown tenures. Harvest operations are conducted on Crown tenures, in accordance with the terms and conditions of our tree farm licences, forest licences, timber licences and on our privately owned timberlands external to these tenures.

Share Capital
          Western’s authorized capital consists of an unlimited number of Common Shares, an unlimited number of Non-Voting Shares, and an unlimited number of Preferred Shares, of which, as of the date hereof, 119,842,359 Common Shares, 84,571,206 Non-Voting Shares and no Preferred Shares are issued and outstanding.
          Our Common Shares are listed on the TSX under the symbol “WEF”.
Recent Developments
          Tricap has advised the board of directors of Western that Tricap recently received an unsolicited expression of interest from a third party to acquire all of the Shares owned by Tricap, at a price in excess of the expected Rights Offering price. The proposal was not binding as to price or terms and was conditional, among other things, on the third party being satisfied with a full due diligence review. Tricap has informed the third party that Tricap does not wish to pursue the proposal and has advised the board that it has no current intention to dispose of its investment in Western.
USE OF PROCEEDS
          Our net proceeds from the issuance of the Common Shares under the Rights Offering will be $■ million, after transaction costs relating to the Rights Offering, estimated at $■. We will use these net proceeds to reduce indebtedness under our revolving credit line thereby providing additional liquidity and for general corporate purposes. Amounts borrowed under the revolving credit line by Western were used to provide working capital and for general corporate purposes.
CONSOLIDATED CAPITALIZATION
          The following table sets forth our capitalization as at September 30, 2008. Our capitalization is presented on an actual basis and adjusted for the Rights Offering as disclosed below in notes (1) and (2). The capitalization table should be read in conjunction with our interim consolidated financial statements as at and for the period ended September 30, 2008 incorporated by reference in this Prospectus.

	As at September 30, 2008
		Pro forma (1)(2)
	Actual	Adjusted
	(unaudited)	(unaudited)
	Millions of Canadian dollars
Cash	$4.0		$4.0

Indebtedness:
Revolving credit line	$78.4	$	■
Long-term debt
Current portion of long-term debt	56.6		56.6
Long-term debt	74.0		74.0

	130.6		■

Total indebtedness	$209.0	$	■

Shareholders equity:
Common shares	410.6		■
Non-voting shares	139.6		■
Contributed surplus	2.5		2.5
Deficit	(225.2)		(225.2)

	327.5		■

Total capitalization	$536.5	$	■

Net capitalization	$532.5	$	■

(1)	The unaudited pro forma capitalization at September 30, 2008 gives effect to the issuance of $50,000,000 million in Rights to acquire Common Shares of Western to existing shareholders of Western and application of the proceeds therefrom as described under “Use of Proceeds”.

(2)	The unaudited pro forma capitalization assumes all shareholders participate pro rata in the Rights Offering and that Tricap does not hold Common Shares representing more than 49% of the outstanding Common Shares following the exercise of Rights for Shares.
PRIOR SALES
          Western has not issued any Common Shares or Non-Voting Shares in the 12-month period before the date of this Prospectus.
PRICE RANGE AND TRADING VOLUME
          Our Common Shares are listed for trading on the TSX under the trading symbol “WEF”. The following table sets forth the price range for and trading volume of our common shares as reported by the TSX for the periods indicated.

	Toronto Stock Exchange
	High ($)	Low ($)	Volume
Month (2007)
December	1.74	1.37	293,479

Month (2008)
January	1.70	1.34	89,625
February	1.65	1.40	55,002
March	1.65	1.12	158,906
April	1.35	1.10	343,886
May	1.35	1.10	173,466
June	1.20	0.85	362,462
July	0.96	0.67	90,439
August	0.95	0.75	98,390
September	1.00	0.65	374,049
October	0.82	0.50	241,854
November	0.74	0.35	223,043
          On December 1, 2008, the closing price of our Common Shares on the TSX was $0.38.
PRINCIPAL HOLDERS OF SECURITIES
          As of the date of this Prospectus, to our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of our issued Common Shares, except as follows:

	No. of	Percentage of Issued
	Common Shares	Common Shares
	Before Completion	Before Completion
	of Offering	of Offering
Name and Municipality of Residence of Shareholder
Tricap Management Limited (1) Toronto, Ontario	58,722,756	49%
Harbinger Capital Partners Master Fund I, Ltd. (“Master Fund”), Harbinger Capital Partners Offshore Manager, L.L.C., Harbert Management Corporation and HMC Investors L.L.C. (collectively, “Harbinger”) (2) Dublin, Ireland, in the case of the Master Fund and Birmingham, Alabama, in the case of the others	38,953,576	32.5%

(1)	See Early Warning Report dated May 4, 2006 filed on SEDAR by Tricap (as manager for and on behalf of Tricap Partners Ltd.). We have received confirmation by a representative of Tricap that as at November 30, 2008, Tricap controls and directs

58,722,756 Common Shares (49% of the outstanding Common Shares) and 84,571,206 Non-Voting Shares (100% of the outstanding Non-Voting Shares) of the Corporation. Brookfield Asset Management Inc. (“BAM”) and its affiliates and associates on a consolidated basis (collectively “Brookfield”) indirectly as a co-investor in Tricap Partners Ltd. beneficially own an aggregate of 45,206,182 Common Shares (38% of the outstanding Common Shares) and 67,447,010 Non-Voting Shares (80% of the outstanding Non-Voting Shares). Of the 58,722,756 Common Shares controlled by Tricap, 441 are beneficially owned by John MacIntyre, a director of the Corporation. However, Tricap has the right to control and direct those shares, including the right to vote or dispose of them.

(2)	The Report Filed by Eligible Institutional Investor Under Part 4 of National Instrument 62-103 of the Canadian Securities Administrators dated February 9, 2007 filed on SEDAR by Harbinger (on its behalf and on behalf of other entities managed and controlled by Harbinger) indicates that as at January 31, 2007, Harbinger beneficially owned, directly or indirectly, or exercised control or direction over 38,953,576 Common Shares (32.5% of the outstanding Common Shares). On November 30, Harbinger confirmed that the aforementioned holding of Common Shares was unchanged from that filed on February 9, 2007.
          We have been advised by Tricap that it intends to exercise all Rights it is issued pursuant to the Basic Subscription Right, and also to subscribe for additional Common Shares under the Additional Subscription Privilege. Pursuant to the Standby Commitment, Tricap is required, subject to certain conditions, to purchase all Common Shares not otherwise purchased pursuant to the Rights Offering.
          As Tricap currently beneficially owns 49% of the outstanding Common Shares, it is expected that the Exchange Limitation will apply. Tricap will not be paid a standby fee in consideration for the Standby Commitment. See “Details of the Rights Offering — Standby Commitment”.
          The information as to the intentions of our insiders is not within our knowledge and has been furnished by the respective insiders. No assurance can be given by us that the respective insiders will subscribe for Common Shares in the amounts set out above or at all.
PLAN OF DISTRIBUTION
          There is no managing or soliciting dealer for the offering hereunder and no fee of any kind will be paid by us for the solicitation of the exercise of rights. For a description of the distribution of the Rights, see “Details of the Rights Offering”.
          Any Non-Voting Shares issued to holders of Rights in accordance with the Exchange Limitation will not be listed or posted for trading on any public market.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
          In the opinion of Torys LLP, our counsel, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to holders of Rights acquired pursuant to this Prospectus who, for the purposes of the Tax Act and at all relevant times, hold their Rights and Common Shares acquired on the exercise of Rights as capital property, are not affiliated with us, and deal with us at arm’s length. A Right or Common Share will generally be capital property to a holder unless it is held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.
          Common Shares held by certain “financial institutions” (as defined in the Tax Act) will generally not be capital property to such holders and will be subject to special “mark-to-market rules” contained in the Tax Act. This summary does not take into account these mark-to-market rules. Holders that are financial institutions for purposes of these rules or that otherwise do not hold their Rights or Common Shares as capital property should consult their own tax advisors.

          This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus, and the current published administrative practices of the Canada Revenue Agency. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.
          This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Rights or Common Shares. Accordingly, holders of Rights or Common Shares should consult their own tax advisors about the specific tax consequences to such holders of acquiring, holding and disposing of Rights or Common Shares.
Residents of Canada
          The following summary is generally applicable to a holder of Rights who, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada.
Distribution of Rights
          A holder of Common Shares who receives Rights pursuant to this Rights Offering will not be required to include the value of such Rights in computing the holder’s income for purposes of the Tax Act.
Disposition of Rights
          A holder who disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Right, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Right to the holder. Rights received by a holder of Common Shares pursuant to this Rights Offering will have an adjusted cost base of nil. The cost of Rights acquired by a holder otherwise than pursuant to this Rights Offering will be averaged with the adjusted cost base of all other Rights held by that holder as capital property at that time for the purposes of determining the adjusted cost base to that holder of each Right so held. The tax treatment of any capital gain (or capital loss) realized on the disposition of a Right (otherwise than by the exercise of a Right) is the same as described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Treatment of Capital Gains and Capital Losses”.
Exercise of Rights
          The exercise of a Right will not be a disposition for purposes of the Tax Act, with the result that no gain or loss will be realized by a holder upon the exercise of a Right. The adjusted cost base, if any, of the Right so exercised will be added in computing the cost of the Common Share acquired upon the exercise of the Right.
Expiry of Rights
          The expiry of an unexercised Right will result in a capital loss to the holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the treatment described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Treatment of Capital Gains and Capital Losses”.
Common Shares
          A Common Share acquired on the exercise of Rights will have a cost equal to the aggregate of the Subscription Price for such Common Share and the adjusted cost base, if any, to the holder of the Rights so exercised.
          For the purposes of determining the adjusted cost base of each Common Share held by a holder, the cost of a Common Share acquired on the exercise of Rights must be averaged with the cost of all other Common Shares held by that holder as capital property at that time.

          Dividends received or deemed to be received on Common Shares by an individual will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation.
          Dividends received or deemed to be received on Common Shares by a corporation will be included in computing the corporation’s income and will generally be deductible in computing the taxable income of the corporation. A corporation which is a private corporation or a subject corporation for purposes of the Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent such dividends are deductible in computing the corporation’s taxable income.
Disposition of Common Shares
          On a disposition or a deemed disposition of a Common Share, a holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder. The tax treatment of any such capital gain (or capital loss) is the same as described below.
Treatment of Capital Gains and Capital Losses
          One-half of the amount of any capital gain (a “taxable capital gain”) realized by a holder in a taxation year must be included in computing the holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a holder in a taxation year generally may be deducted from taxable capital gains realized by the holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.
          The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Holders to whom these rules may be relevant should consult their own tax advisors.
          A holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.
Eligibility For Investment
          The Rights offered under the Prospectus, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans.
Non-Residents of Canada
          The following summary is generally applicable to a holder (a “Non-Resident Holder”) of Rights who, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable tax treaty or convention) and does not use or hold, and is not deemed to use or hold Rights or Common Shares in connection with carrying on a business in Canada. Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.
          The issuance of Rights to a Non-Resident Holder will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of Rights.
          A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition (including a disposition by the Subscription Agent on behalf of Ineligible Holders) of Rights or Common Shares acquired on the exercise of Rights unless the Rights or Common Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention. So long as the Common

Shares are listed on a designated stock exchange (which includes the TSX), the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the five-year period immediately preceding their disposition, the holder, together with persons with whom the holder does not deal at arm’s length, owned not less than 25% of the issued shares of any class or series of shares of our capital stock. Rights will generally not constitute taxable Canadian property of a Non-Resident Holder unless the Rights are exercisable for or entitle the holder to receive 25% or more of any class or series of shares of our capital stock or unless, at any time during the five-year period immediately preceding their disposition, the holder, together with persons with whom the holder does not deal at arm’s length, owned not less than 25% of the issued shares of any class or series of shares of our capital stock. Dividends on Common Shares received by a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable tax treaty or convention.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
          The following is a summary of certain material United States federal income tax consequences relevant to the receipt, exercise, termination or disposition of Rights (which, for purposes of this discussion, shall include any Additional Subscription Privileges) and the ownership and disposition of Common Shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
          This summary applies only if you will hold the Rights and/or the Common Shares as capital assets. This summary also does not address the tax considerations arising under the laws of any country other than the United States, any United States state, or any local jurisdiction. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	brokers or dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign (non-United States) persons or entities;

•	persons that are S-corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	holders whose functional currency is not the U.S. dollar;

•	persons holding the Rights and/or Common Shares as part of a hedging, straddle, conversion or constructive sale transaction or other risk reduction transactions;

•	grantor trusts;

•	real estate investment trusts or regulated investment companies; or

•	holders that own stock of Western representing 10% or more of the voting power;

•	persons who are resident or ordinarily resident in Canada.

          Further, the following assumes that you will not, due to your particular circumstances, be restricted from receiving the Rights under applicable securities laws. You should consult your tax advisors about the United States federal, state, local and foreign tax consequences to you of the exercise or disposition of the Rights and of the ownership and disposition of the Common Shares.
          TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY PROSPECTIVE INVESTOR, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
          The summary below applies to you only if you are a beneficial owner of Rights and/or Common Shares not resident in Canada for purposes of the income tax treaty between the United States and Canada (the “U.S. Tax Treaty”) and you are, for United States federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
Taxation of Rights
Receipt of Rights
          Under section 305 of the Code, a shareholder who receives a right to acquire shares generally will not be treated as having received a taxable distribution. However, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. In particular, a common shareholder who receives a right to acquire common shares generally will be treated as having received a taxable distribution if a shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For the purposes of the preceding sentence, the term “shareholder” includes holders of warrants, options and convertible securities. The application of this rule is complex and subject to some uncertainty if a company has warrants, options or convertible securities outstanding. While the issue is not free from doubt, we believe that the distribution of the Rights should be treated as a non-taxable stock distribution under section 305(a) of the Code and we and our agents (including the depositary) intend to treat the distribution of the Rights consistent with this belief. The following discussion assumes that our position is respected, and that you are not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, our position is not binding on the IRS and there can be no assurance that the IRS will not disagree with such position. If our position were finally determined by the IRS or a court to be incorrect, the fair market value of the Rights you receive would be taxable to you as a dividend in the manner described below under “Certain U.S. Federal Income Tax Considerations — Taxation of Common Shares — Dividends”. You are strongly urged to consult your tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.
Sale or Other Disposition of Rights
          Upon a sale or other disposition of a Right, you will recognize capital gain or loss in an amount equal to the difference between the amount realized and your adjusted tax basis in the Right.
          The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash you receive in exchange for such Right. If the consideration you receive for the Right is not paid in U.S. dollars, the amount realized will be the U.S.

dollar value of the payment received determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an “established securities market” and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.
          If the fair market value of the Rights on the date of their distribution equals or exceeds 15 percent of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, your tax basis in such Common Shares must be allocated between such Common Shares and the Rights. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the Rights on the date the Rights are distributed.
          If the fair market value of the Rights on the date of their distribution is less than 15 percent of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, your tax basis in such Rights will be zero and your basis for the Common Shares with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing sentence, however, you may affirmatively elect (in a statement attached to your United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of your basis in such Common Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights you receive pursuant to this Rights Offering.
          Subject to the passive foreign investment company rules discussed below, any gain or loss you recognize on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if your holding period in the Right is deemed to be greater than one year. Your holding period in a Right will be deemed to have begun on the same date as that of the Common Share with respect to which you received such Right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.
          Your tax basis in any foreign currency you receive on the sale or other disposition of a Right will be equal to the U.S. dollar amount that you realized on the sale or disposition. Any gain or loss you realize on a subsequent conversion of foreign currency generally will be U.S. source ordinary income or loss.
Termination of Rights
          Notwithstanding the foregoing, if you allow a Right to expire without the Right being exercised, sold or exchanged by you or on your behalf, no basis will be allocated to such Right and you will not realize any loss upon the expiration of such Right.
Exercise of Rights
          The exercise of a Right by you will not be a taxable transaction for United States federal income tax purposes. Your initial basis in the Common Shares acquired upon exercise of a Right generally will be equal to the amount of cash paid for the Common Shares (in U.S. dollar value of the Canadian dollar denominated subscription price determined on the date of purchase) plus your basis (if any) in the Right in U.S. dollars.
Taxation of Common Shares
Dividends
          Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution by us of cash or property (including our shares, unless such shares are distributed pro rata to all of our shareholders and certain other conditions are met) with respect to Common Shares will be includable in income by you as dividend income at the time of receipt to the extent such distributions are made from our current or accumulated earnings and profits as determined under United States federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Common Shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits as determined under United States federal income tax principles.
          For taxable years beginning before January 1, 2011, dividends received by an individual may be eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the U.S. Tax Treaty, and (3) we are not, and in the preceding year were not, a “passive foreign investment company”. The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.
          Dividends paid in Canadian dollars, including any Canadian withholding taxes, will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize any foreign exchange gain or loss.
Sale or Exchange of Common Shares
          Subject to the passive foreign investment company rules discussed below, generally you will recognize gain or loss on the sale or exchange of Common Shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Common Shares. Gain or loss recognized by you on the sale or exchange of a Common Share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.
          If the consideration you receive for the Common Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Common Share sold or exchanged is traded on an “established securities market” and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date. You will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.
Foreign Tax Credit Considerations
          For purposes of the U.S. foreign tax credit limitations, dividends on the Common Shares will be foreign source income and generally will be “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” In general, gain or loss realized upon sale or exchange of the Common Shares by you will be U.S. source income or loss, as the case may be.
          Subject to certain complex limitations, including holding period requirements, generally you will be entitled to a credit against your United States federal income tax liability or a deduction in computing your United States federal taxable income in respect of any Canadian taxes withheld by us (to the extent not refundable). You should consult your tax advisors as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.
Passive Foreign Investment Company Status
          In general, a non-U.S. corporation is classified as a passive foreign investment company (“PFIC”) for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. We believe that we are not and have never been a PFIC, and expect that we will not become a PFIC in the foreseeable future. However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects. Consequently, we cannot provide any assurance that we have not been or will not become a PFIC for any taxable year during which you hold or held Common Shares. If the Company were determined to be a PFIC for any taxable year during which you held our Common Shares, you could be subject to special, adverse U.S. federal income tax rules (including increased tax liability and interest) on any gain realized on the sale or other disposition of Common Shares or on any “excess distribution” made to you. You should consult your tax advisors concerning the U.S. federal income tax consequences of the Company being or having been a PFIC.
Information Reporting and Backup Withholding
          A U.S. holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28%, and to information reporting requirements with respect to dividends or other payments on, and to proceeds from the sale or exchange of, Rights or Common Shares. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against your regular United States federal income tax liability or refunded by the IRS where applicable.
RISK FACTORS
          An investment in our Shares is subject to a number of risks. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading “Risk Factors” contained in the AIF incorporated herein by reference, prior to exercising Rights to acquire Shares. These risks include but are not limited to the following:
Dilution
          If a Holder of Shares does not purchase Common Shares pursuant to Rights issued to such Holder, the Holder’s current percentage ownership in us will be diluted by the issue of Common Shares (and Non-Voting Shares, as applicable) upon the closing of the Rights Offering.
          Western currently has 119,842,359 Common Shares outstanding. As a result of the Rights Offering, the Company will issue $50,000,000 million of Common Shares. Given the Subscription Price of $■, approximately ■ million additional Common Shares (or Common Shares and Non-Voting Shares if the Exchange Limitation applies) would be issued pursuant to the Rights Offering (including the Standby Commitment).
Trading Market For Rights and Shares
          We cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time. Any Non-Voting Shares issued to holders of Rights in accordance with the Exchange Limitation will not be listed or posted for trading on any public market.
Potential Need for Additional Financing
          Western has incurred net losses through the five quarters ended September 30, 2008, which has significantly impacted our available cash resources. Our business may continue to require substantial expenditures, and we cannot be certain that we will achieve or sustain profitability from operating activities in the future. Although the Rights Offering provides additional liquidity to fund operations in the near term, if we continue to be impacted by adverse market conditions and incur losses and make no further significant asset sales, we may need additional financing to fund continued operations and service existing debt obligations. We have taken action, and are continuing to take action, to improve our cash flow, including rationalizing our operations to reduce costs, focusing sales and production efforts on margin-generating activities, identifying opportunities to increase productivity and reduce unit costs, and managing maintenance and corporate expenditures. Although we believe our actions should result in improved cash flow, there can be no assurance that we will be successful or that market forces or competition will not work to offset our actions.
First Nations Land Claims
          As discussed in our AIF, from time to time claims against the Company may be made by various groups, including the First Nations of British Columbia. In April 2008 the Kwakiutl First Nation filed a lawsuit against the B.C. Government, Western and the Federal Government of Canada seeking, amongst other things, orders to set aside the B.C. Government’s decision to remove Western’s private lands from a Tree Farm Licence and the B.C. Government’s approval of the Company’s Forest Stewardship Plan on the Crown lands within their area of interest, based on alleged infringements of their treaty rights and unextinguished aboriginal title and rights. The Company is currently unable to predict the outcome of this lawsuit on Western’s ongoing operations or the sale or management of its private forestry lands.
Operations
          As discussed in our AIF, the Company is subject to market fluctuations for products brought about by influences such as foreign exchange rates, competition and economic conditions in the various industries that purchase Western’s products, such as housing. From time to time, when these influences cause significant reductions in demand for forest products or prices to fall to uneconomic levels, the Company will reduce production with temporary logging and/or sawmilling curtailments. In extreme cases, such curtailments may become permanent closures.
          In the third quarter of 2008, Western’s eight sawmills took approximately 30 weeks of market-related downtime including the indefinite closure of the Ladysmith sawmill.  In view of the challenging market conditions, particularly the depressed state of the U.S. dimension lumber market and softening of the cedar lumber market in 2008 and into 2009, the Company will continue to maintain inventory control by aligning log supply and lumber production with anticipated sales volumes.
          As Western takes significant market related curtailments in its sawmills, the volume of chips produced is reduced and accordingly there is greater risk that the Company may not meet contractual obligations without incurring additional cost. At this time the Company is unable to quantify the extent of additional cost, if any.
Certain Voting Rights of the Non-Voting Shares
          The holders of Non-Voting Shares are generally not entitled to vote at meetings of our shareholders. They are, however, entitled to one vote per share on any vote relating to our liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law or any amendment that would add, change or remove attributes of the Non-Voting Shares or any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares. As such, holders of Non-Voting Shares will be able to vote on, and potentially affect the outcome of, certain transactions, such as our liquidation or winding-up or the sale of substantially all of our assets.
Change of Control of Western
          It is not expected that a change of control of Western will occur as a result of the Rights Offering. However, it may be necessary in certain limited circumstances to undertake subsequent financing or other transactions in order to prevent the occurrence of a change of control following the closing of the Rights Offering, and we may determine that it is not possible or practical, from a business perspective, to implement such transactions. If such change of control were to occur, whether by the subsequent acquisition of additional Common Shares by Tricap or by the co-investors in Tricap Partners Ltd., and any person to whom any of the foregoing parties assigns its rights pursuant to the Standby Agreement or transfers Rights (the “Tricap Group”) or otherwise, there could be significant adverse consequences to Western. If it is determined that there has been an acquisition of control for Canadian tax purposes we may lose the benefit of historical tax losses of subsidiaries that were incurred by our predecessor in its operations, which may limit our ability to shelter future operating income from tax. In addition, if Tricap or any member of the Tricap Group were to acquire sufficient Common Shares to constitute a change or acquisition of control of Western, and the British Columbia Minister of Forests (the “Minister of Forests”) were to be satisfied the change or acquisition of control unduly restricted competition in standing timber, log or wood chip markets, the Minister of Forests could make a determination to cancel all or a part of our Forest Act (British Columbia) tenures. If this were to occur, we may have to obtain the fibre to run the combined business facilities from external sources, perhaps at a higher cost. A significant increase in our costs could have a material adverse effect on the financial condition and results of operations of the combined business.
          These risks, including those incorporated by reference, should be considered in the context of our business, which is described under “General Development of the Business” and “Business of the Company” in the AIF, incorporated by reference in this Prospectus.
          If any of the foregoing events, or other risk factor events as described in the AIF occur to affect us, the business, financial condition or results of operations of the combined business could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.
LEGAL MATTERS
          Certain legal matters relating to this offering have been and will be passed upon on our behalf by Torys LLP. The Canadian tax opinion and the U.S. tax opinion contained herein have been provided by Torys LLP. As at the date hereof, partners and associates of Torys LLP, as a group, own less than 1% of the outstanding Common Shares and Non-Voting Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR
          Our auditors are KPMG LLP, Chartered Accountants, 9th Floor, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. Our auditors, KPMG LLP, have prepared the audit report attached to our audited consolidated financial statements for our most recent year end. Our auditors do not, directly or indirectly, hold any of our securities or have any interest in our property.
          The registrar and transfer agent of the Common Shares and Subscription Agent for the Rights is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.
PURCHASERS’ STATUTORY RIGHTS
          Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
          The following documents are filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) our AIF; (ii) our audited consolidated financial statements, the notes thereto and the auditors report thereon for years ended December 31, 2007 and 2006, together with the MD&A for such audited consolidated financial statements; (iii) our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 with comparatives and the notes thereto contained in our quarterly report together with the MD&A for such interim consolidated financial statements; (iv) our material change report filed January 7, 2008 with respect to changes in management of the Company and addition to the board of directors of the Company; (v) our material change report dated January 18, 2008 with respect to changes in management of the Company; (vi) our material change report dated March 14, 2008 with respect to the Company’s new $175 million term loan facility; (vii) our material change report dated November 4, 2008 with respect to changes in management of the Company; (viii) our management proxy circular dated April 1, 2008 prepared in connection with the annual meeting of our shareholders held on May 8, 2008; (ix) Standby Purchase Agreement between Western and Tricap dated December 1, 2008; (x) Consent of Torys LLP; (xi) Consent of KPMG LLP; and (xii) Power of Attorney.

AUDITORS’ CONSENT
The Board of Directors of
Western Forest Products Inc. (the “Company”)
          We have read the preliminary short form prospectus (the “Prospectus”) of Western Forest Products Inc. (the “Company”) dated December 2, 2008 relating to the rights to subscribe for Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
          We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for each of the years in the two-year period ended December 31, 2007. Our report is dated February 22, 2008, except as to note 23, which is as of March 13, 2008.
(Signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
December 2, 2008

CERTIFICATE OF THE COMPANY
DATED: December 2, 2008
          This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

(Signed) Dominic Gammiero	(Signed) Murray Johnston
President and Chief Executive Officer	Vice President and Chief Financial Officer
On Behalf of the Board of Directors

(Signed) Lee Doney	(Signed) John B. Newman
Director	Director

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
EXHIBITS.
The Exhibits to this Registration Statement are:

Exhibit Number	Exhibit

23.1	Consent of Torys LLP

23.2	Consent of KPMG LLP

24.1	Power of Attorney (see page III-2 of this Registration Statement)

99.1	Western Forest Product Inc.’s (“Western”) annual information form for the fiscal period ended December 31, 2007, dated March 4, 2008

99.2	Western’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the years ended December 31, 2007 and 2006, together with the management’s discussion and analysis (“MD&A”) for such audited consolidated financial statements

99.3	Western’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 with comparatives and the notes thereto contained in Western’s quarterly report together with the MD&A for such interim consolidated financial statements

99.4	Western’s material change report filed January 7, 2008 with respect to changes in management of Western and addition to the board of directors of Western

99.5	Western’s material change report dated January 18, 2008 with respect to changes in management of Western

99.6	Western’s material change report dated March 14, 2008 with respect to Western’s new Cdn. $175 million term loan facility

99.7	Western’s material change report dated November 4, 2008 with respect to changes in management of Western

99.8	Western’s management proxy circular dated April 1, 2008 prepared in connection with the annual meeting of Western’s shareholders held on May 8, 2008

II-1

PART III
CONSENT TO SERVICE OF PROCESS
Not applicable.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duncan, Province of British Columbia on the 2nd day of December, 2008.

WESTERN FOREST PRODUCTS INC.
By:	/s/ DOMINIC GAMMIERO
Dominic Gammiero
President and Chief Executive Officer

POWER OF ATTORNEY
     The registrant and each person whose signature appears below constitutes and appoints Dominic Gammiero and Murray Johnston and each of them as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the Securities and Exchange Commission.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ DOMINIC GAMMIERO	President, Chief Executive Officer and Director (Principal Executive Officer)
Dominic Gammiero

/s/ MURRAY JOHNSTON	Vice President, Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)
Murray Johnston

/s/ JAMES ARTHURS	Director
James Arthurs

/s/ LEE DONEY	Director
Lee Doney

/s/ ROBERT J. HARDING	Director
Robert J. Harding

/s/ JOHN MACINTYRE	Director
John MacIntyre

/s/ CYRUS MADON	Director
Cyrus Madon

/s/ PIERRE MCNEIL	Director
Pierre McNeil

/s/ JOHN B. NEWMAN	Director
John B. Newman

III-2

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the agent for service of process has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the agent for service of process of Western Forest Products Inc. in the United States in New York, New York, on the 2nd day of December, 2008.

CT CORPORATION

By:	/s/ KIT RASEMAN
Kit Raseman
Assistant Secretary

III-3

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Torys LLP

23.2	Consent of KPMG LLP

24.1	Power of Attorney (see page III-2 of this Registration Statement)

99.1	Western Forest Product Inc.’s (“Western”) annual information form for the fiscal period ended December 31, 2007, dated March 4, 2008

99.2	Western’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the years ended December 31, 2007 and 2006, together with the management’s discussion and analysis (“MD&A”) for such audited consolidated financial statements

99.3	Western’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 with comparatives and the notes thereto contained in Western’s quarterly report together with the MD&A for such interim consolidated financial statements

99.4	Western’s material change report filed January 7, 2008 with respect to changes in management of Western and addition to the board of directors of Western

99.5	Western’s material change report dated January 18, 2008 with respect to changes in management of Western

99.6	Western’s material change report dated March 14, 2008 with respect to Western’s new Cdn. $175 million term loan facility

99.7	Western’s material change report dated November 4, 2008 with respect to changes in management of Western

99.8	Western’s management proxy circular dated April 1, 2008 prepared in connection with the annual meeting of Western’s shareholders held on May 8, 2008

99.9	Standby Purchase Agreement between Western and Tricap Management Limited dated December 1, 2008

III-4